

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 28, 2007

Mr. Brent D. Willis
Chief Executive Officer
Cott Corporation
6525 Viscount Road
Mississauga, Ontario, Canada, L4V 1H6

> **Re:** **Cott Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 29, 2007**
> **Filed November 8, 2007**
> **File No. 000-31410**

Dear Mr. Willis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Compensation of Executive Officers, page 12

1. We have reviewed your Compensation Discussion and Analysis and believe that greater analysis is warranted. In future filings, please revise to provide a specific discussion of your executives' actual compensation, analyzing each portion of

their compensation and addressing why the company chose to pay the amounts it did. For example on page 15 you indicate that "[t]he performance targets for the other named executive officers in fiscal 2006 were based on various metrics, depending on the particular bonus pool applicable …" however you do not address the actual target levels, nor do you explain how these targets correspond to the payments made. By means of illustration, you do not disclose the EBIT target used as part of your corporate bonus pool. We note other instances where performance targets, or pre-determined performance goals, have been referenced without being disclosed elsewhere in your discussion. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Form 10-Q for Fiscal Quarter Ended September 29, 2007

Note 10 – Short-Term Borrowings, page 12

2.	We note the modification of your senior secured credit facilities on July 17, 2007, resulting in an adjustment to the total leverage ratio permissible from April 1, 2007 through September 30, 2007. In addition, we note the total leverage ratio reverts to the originally required ratio for the fourth quarter of 2007. Your disclosures indicate you expect to violate the total leverage ratio financial covenant at the conclusion of the fourth quarter of 2007. Addressing the relevant accounting literature, tell us in detail why you believe that the classification of your unsecured senior subordinated notes as long-term debt is appropriate at September 29, 2007. Refer to examples 1-5 in EITF 86-30.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or me at (202) 551-3790 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson, Staff Attorney, at (202) 551-3393 or Thomas Kluck, Legal Reviewer, at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services